--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-9
                                (Amendment No. 4)
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934



                          SUPERMARKETS GENERAL HOLDINGS
                                   CORPORATION
                            (Name of Subject Company)

                          ----------------------------

                          SUPERMARKETS GENERAL HOLDINGS
                                   CORPORATION
                        (Name of Person Filing Statement)


            $3.52 Cumulative Exchangeable Redeemable Preferred Stock,
                            par value $.01 per share
                         (Title of Class of Securities)


                                    868446204
                      (CUSIP Number of Class of Securities)

                         ------------------------------


                             Marc A. Strassler, Esq.
              Senior Vice President, Secretary and General Counsel
                    Supermarkets General Holdings Corporation
                                200 Milik Street
                         Carteret, New Jersey 07008-1194
                                 (732) 499-3000

           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                          -----------------------------

                                 With a copy to:

                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                  212-848-4000

--------------------------------------------------------------------------------

         This Amendment No. 4 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9, dated March 15, 1999, as amended by Amendment No. 1, dated March 26, 1999, Amendment No. 2, dated May 20, 1999 and Amendment No. 3, dated June 10, 1999 (as amended, the "Schedule 14D-9") relating to a tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated March 15, 1999, as amended by Amendment No. 1, dated March 26, 1999 and Amendment No. 2, dated May 20, 1999 (as amended, the "Schedule 14D-1") filed by Koninklijke Ahold N.V., a company organized under the laws of The Netherlands ("Parent"), Croesus, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, Ahold U.S.A. Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, and Ahold Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, to purchase all of the issued and outstanding shares of $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Supermarkets General Holdings Corporation, a Delaware corporation (the "Company"), at a price of $38.25 per share, net to the seller in cash, without interest thereon.

         Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 is hereby amended and supplemented to add the following:

         "As previously described in the Schedule 14D-9, the Company, SMG-II, the Purchaser and the directors of the Company and the plaintiff in a purported stockholder class action lawsuit entitled Wolfson v. Supermarkets General Holdings Corporation, et al., C.A. No. 17047 (the "Action") agreed to settle the Action pursuant to a Memorandum of Understanding dated May 19, 1999. Thereafter, the parties executed a definitive settlement agreement that was submitted to the Court of Chancery of the State of Delaware (the "Court") for approval. The Court scheduled a hearing for July 22, 1999 to consider, among other things, the fairness, reasonableness and adequacy of the settlement and the fee application to be made by plaintiff's counsel. At the hearing, the Court approved the settlement and the fee application."

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Supermarkets General Holdings Corporation



                                 By: /s/  Marc A. Strassler
                                     -------------------------------------------
                                     Name:  Marc A. Strassler
                                     Title: Senior Vice President, Secretary and
                                            General Counsel

Dated: July 22, 1999

                                  EXHIBIT INDEX
Exhibit No.
-----------

*(a)(1)           Offer to Purchase dated March 15, 1999.
*(a)(2)           Letter of Transmittal dated March 15, 1999.
*(a)(3)           Agreement and Plan of Merger dated March 9, 1999 among Parent, the Purchaser and SMG-II.
*(a)(4)           Stock Purchase Agreement dated March 9, 1999 among Parent, the
                  Purchaser, SMG-II and PTK.
*(a)(5)           Stockholders Agreement dated March 9, 1999 among Parent, the
                  Purchaser and Stockholders listed on Exhibit I thereto.
*(a)(6)           Confidentiality Agreement dated December 30, 1998 between
                  Parent and SMG-II.
*(a)(7)           A copy of pages 58 through 63 of the Annual Report on Form 10K that was filed by the Company with the SEC on April 28, 1998.
*(a)(8)           Sale and Transition agreement between Pathmark and James L.
                  Donald dated March 8, 1999.
*(a)(9)           Letter from the Company to holders of the Shares dated March
                  15, 1999.
*(a)(10)          Joint Press Release issued by the Company and Parent on March
                  9, 1999.
*(a)(11)          Press Release issued by Parent on March 26, 1999.
*(a)(12)          Press Release issued by the Company on May 19, 1999.
*(a)(13)          Press Release issued by Parent on May 20, 1999.
*(c)(1)           Employment Agreement between Pathmark and Eileen Scott dated
                  February 1, 1999.
*(c)(2)           Employment Agreement between Pathmark and John Sheehan dated
                  February 1, 1999.
*(c)(3)           Employment Agreement between Pathmark and Marc A. Strassler dated February 1, 1999.
*(c)(4)           Employment Agreement between Pathmark and Frank Vitrano dated
                  February 1, 1999.
*(c)(5)           Employment Agreement between Pathmark and Joseph Adelhardt dated February 1, 1999.
*(c)(6)           Employment Agreement between Pathmark and Harvey Gutman dated
                  February 1, 1999.
*(c)(7)           Employment Agreement between Pathmark and Robert Joyce dated
                  February 1, 1999.
*(c)(8)           Employment Agreement between Pathmark and Myron D. Waxberg dated February 1, 1999.
*(c)(9)           Memorandum of Understanding dated May 19, 1999.
*(c)(10)          Extension Agreement dated May 19, 1999 among Parent, the
                  Purchaser and the Stockholders listed on Exhibit I thereto.

-------------------------------

         *        Previously filed.